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                         EMERGENCY MEDICAL SERVICES L.P.
                              6200 S. Syracuse Way
                       Greenwood Village, Colorado  80111



                                        December 6, 2005


Mr. Larry Spirgel
Mr. Daniel F. Zimmerman
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop #3561
Washington, D.C. 20549


               Re:   Emergency Medical Services L.P.
                     Registration Statement on Form S-4
                     File No. 333-128925
                     -----------------------------------

Gentlemen:

     Emergency Medical Services L.P. ("EMS L.P") and the other registrants signatory hereto (with EMS L.P., collectively referred to herein as the "Issuers") submit this letter in connection with the Issuers' Registration Statement on Form S-4 (File No. 333-128925) (the "Registration Statement") relating to the Issuers' offer to exchange (the "Exchange Offer") $250,000,000 principal amount at maturity 10% senior subordinated notes due 2015 (the "Outstanding Notes") for $250,000,000 principal amount at maturity 10% senior subordinated notes due 2015 (the "Exchange Notes").

     I. The Issuers represent that a broker-dealer may participate in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities provided that:

     (1) in connection with any resales of Exchange Notes received in exchange for Outstanding Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act"), which will be the prospectus for the Exchange Offer, which contains a plan of distribution with respect to such resale transactions;

     (2) the broker-dealer has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Exchange Notes; and

     (3)  the Issuers

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                (i) will make each person participating in the Exchange Offer aware (through the prospectus constituting part of the Registration Statement) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (1) above in connection with any resale of such Exchange Notes; and

                (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        II. In addition, the Issuers are registering the Exchange Offer in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) (the "Exxon Capital Letter") and Morgan Stanley & Co. Incorporated (available June 5, 1991) and represent that:

        (1) they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuers' information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (a) could not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K;

        (2) they will also include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange



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        offeree represents to the Issuers that they are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes;

(3) they will commence the exchange offer for the Outstanding Notes when the Registration Statement is declared effective by the Commission. The Exchange Offer will remain in effect for a limited time and will not require the Issuers to maintain an "evergreen" registration statement; and

(4) the Exchange Offer will be conducted by the Issuers in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

        III. The Issuers further represent that if the exchange offerees and remarketing agents are not affiliates of the Issuers, exchange offerees may resell the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of their business and such purchasers have no arrangement with any person to participate in the distribution of such Exchange Notes.

        IV.     The Issuers further represent that:

        (1) any Exchange Notes to be received by an exchange offeree will be acquired in the ordinary course of its business;

        (2) no exchange offeree has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes;

        (3) no exchange offeree is an "affiliate," as defined in the Securities Act, of the Issuers; and

        (4) the foregoing representations will be included in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer.




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                              Sincerely,

                              AMR HOLDCO, INC.
                              EMCARE HOLDCO, INC.
                              AMERICAN MEDICAL RESPONSE, INC.
                              HANK S ACQUISITION CORP.
                              FOUNTAIN AMBULANCE SERVICE, INC.
                              MEDLIFE EMERGENCY MEDICAL SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE NORTHWEST, INC.
                              AMERICAN MEDICAL RESPONSE WEST
                              METROPOLITAN AMBULANCE SERVICE
                              AMERICAN MEDICAL RESPONSE OF INLAND EMPIRE
                              DESERT VALLEY MEDICAL TRANSPORT, INC.
                              SPRINGS AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE OF COLORADO, INC.
                              INTERNATIONAL LIFE SUPPORT, INC.
                              MEDEVAC MIDAMERICA, INC.
                              MEDEVAC MEDICAL RESPONSE, INC.
                              AMERICAN MEDICAL RESPONSE OF OKLAHOMA, INC.
                              AMERICAN MEDICAL RESPONSE OF TEXAS, INC.
                              KUTZ AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE HOLDINGS, INC.
                              AMERICAN MEDICAL RESPONSE MANAGEMENT, INC.
                              A1 LEASING, INC.
                              FLORIDA EMERGENCY PARTNERS, INC.
                              MOBILE MEDIC AMBULANCE SERVICE, INC.
                              METRO AMBULANCE SERVICE, INC.
                              METRO AMBULANCE SERVICE (RURAL), INC.
                              MEDIC ONE AMBULANCE SERVICES, INC.
                              AMERICAN MEDICAL RESPONSE OF SOUTH CAROLINA, INC. AMERICAN MEDICAL RESPONSE OF NORTH CAROLINA, INC. AMERICAN MEDICAL RESPONSE OF GEORGIA, INC.




















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
                         TROUP COUNTY EMERGENCY MEDICAL SERVICES, INC.
                         RANDLE EASTERN AMBULANCE SERVICE, INC.
                         MEDI-CAR SYSTEMS, INC.
                         MEDI-CAR AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF TENNESSEE, INC.
                         PHYSICIANS & SURGEONS AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF ILLINOIS, INC.
                         MIDWEST AMBULANCE MANAGEMENT COMPANY
                         PARAMED, INC.
                         MERCY AMBULANCE OF EVANSVILLE, INC.
                         TIDEWATER AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF CONNECTICUT, INCORPORATED AMERICAN MEDICAL RESPONSE OF MASSACHUSETTS, INC. AMERICAN MEDICAL RESPONSE MID-ATLANTIC, INC.
                         AMBULANCE ACQUISITION, INC.
                         METRO AMBULANCE SERVICES, INC.
                         BROWARD AMBULANCE, INC.
                         ATLANTIC AMBULANCE SERVICES ACQUISITION, INC. ATLANTIC/KEY WEST AMBULANCE, INC.
                         ATLANTIC/PALM BEACH AMBULANCE, INC.
                         SEMINOLE COUNTY AMBULANCE, INC.
                         LIFEFLEET SOUTHEAST, INC.
                         AMERICAN MEDICAL PATHWAYS, INC.
                         ADAM TRANSPORTATION SERVICE, INC.
                         ASSOCIATED AMBULANCE SERVICE, INC.
                         PARK AMBULANCE SERVICE INC.
                         FIVE COUNTIES AMBULANCE SERVICE, INC.
                         SUNRISE HANDICAP TRANSPORT CORP.
                         STAT HEALTHCARE, INC.
                         LAIDLAW MEDICAL TRANSPORTATION, INC.
                         MERCY, INC.
                         AMERICAN INVESTMENT ENTERPRISES, INC.


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                               LIFECARE AMBULANCE SERVICE, INC.
                               TEK, INC.
                               MERCY LIFE CARE
                               HEMET VALLEY AMBULANCE SERVICE, INC.
                               AMERICAN MEDICAL RESPONSE OF SOUTHERN CALIFORNIA MEDIC ONE OF COBB, INC.
                               PUCKETT AMBULANCE SERVICE, INC.
                               EMCARE HOLDINGS INC.
                               EMCARE, INC.
                               EMCARE OF ALABAMA, INC.
                               EMCARE CONTRACT OF ARKANSAS, INC.
                               EMCARE OF ARIZONA, INC.
                               EMCARE OF CALIFORNIA, INC.
                               EMCARE OF COLORADO, INC.
                               EMCARE OF CONNECTICUT, INC.
                               EMCARE OF FLORIDA, INC.
                               EMCARE OF GEORGIA, INC.
                               EMCARE OF HAWAII, INC.
                               EMCARE OF INDIANA, INC.
                               EMCARE OF IOWA, INC.
                               EMCARE OF KENTUCKY, INC.
                               EMCARE OF LOUISIANA, INC.
                               EMCARE OF MAINE, INC.
                               EMCARE OF MICHIGAN, INC.
                               EMCARE OF MINNESOTA, INC.
                               EMCARE OF MISSISSIPPI, INC.
                               EMCARE OF MISSOURI, INC.
                               EMCARE OF NEVADA, INC.
                               EMCARE OF NEW HAMPSHIRE, INC.
                               EMCARE OF NEW JERSEY, INC.
                               EMCARE OF NEW MEXICO, INC.
                               EMCARE OF NEW YORK, INC.
                               EMCARE OF NORTH CAROLINA, INC.
                               EMCARE OF NORTH DAKOTA, INC.
                               EMCARE OF OHIO, INC.
                               EMCARE OF OKLAHOMA, INC.
                               EMCARE OF OREGON, INC.
                               EMCARE OF PENNSYLVANIA, INC.
                               EMCARE OF RHODE ISLAND, INC.
                               EMCARE OF SOUTH CAROLINA, INC.
                               EMCARE OF TENNESSEE, INC.



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                                 EMCARE OF TEXAS, INC.
                                 EMCARE OF VERMONT, INC.
                                 EMCARE OF VIRGINIA, INC.
                                 EMCARE OF WASHINGTON, INC.
                                 EMCARE OF WEST VIRGINIA, INC.
                                 EMCARE OF WISCONSIN, INC.
                                 EMCARE PHYSICIAN PROVIDERS, INC.
                                 EMCARE PHYSICIAN SERVICES, INC.
                                 EMCARE SERVICES OF ILLINOIS, INC.
                                 EMCARE SERVICES OF MASSACHUSETTS, INC.
                                 EMCARE ANESTHESIA SERVICES, INC.
                                 ECEP, INC.
                                 COORDINATED HEALTH SERVICES, INC.
                                 EM-CODE REIMBURSEMENT SOLUTIONS, INC.
                                 EMERGENCY MEDICINE EDUCATION SYSTEMS, INC.
                                 EMERGENCY SPECIALISTS OF ARKANSAS, INC. II
                                 FIRST MEDICAL/EMCARE, INC.
                                 HEALTHCARE ADMINISTRATIVE SERVICES, INC.
                                 OLD STAT, INC.
                                 REIMBURSEMENT TECHNOLOGIES, INC.
                                 STAT PHYSICIANS, INC.
                                 THE GOULD GROUP, INC.
                                 TIFTON MANAGEMENT SERVICES, INC.
                                 TUCKER EMERGENCY SERVICES, INC.
                                 HELIX PHYSICIANS MANAGEMENT, INC.
                                 NORMAN BRUCE JETTON, INC.
                                 PACIFIC EMERGENCY SPECIALISTS MANAGEMENT, INC. AMERICAN EMERGENCY PHYSICIANS MANAGEMENT, INC. PHYSICIAN ACCOUNT MANAGEMENT, INC.
                                 PROVIDER ACCOUNT MANAGEMENT, INC.
                                 CHARLES T. MITCHELL, INC.
                                 GLOBAL MEDICAL RESPONSE, INC.





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                                       AMERICAN MEDICAL RESPONSE
                                       DELAWARE VALLEY, LLC
                                       By: American Meical Response Mid-Atlantic
                                           Inc., its sole member



                                       REGIONAL EMERGENCY SERVICES, LP
                                       By: Florida Emergency Partners, Inc.,
                                           its general partner


                                       PROVIDACARE, L.L.C.
                                       By: American Medical Pathways, Inc., its
                                           sole member


                                       AMR BROCKTON, L.L.C.
                                       By: American Medical Response of
                                           Massachusetts, Inc., its manager


                                       EMCARE OF MARYLAND LLC,
                                       By: EmCare Holdings Inc. and EmCare,
                                           Inc., its members


                                       EMS MANAGEMENT LLC
                                       By: AMR HoldCo, Inc. and EmCare HoldCo,
                                           Inc., its members


                                       EMERGENCY MEDICAL SERVICES, L.P.
                                       By: EMSC, Inc., its general partner




                                       By:  /s/  Randel G. Owen
                                       ------------------------
                                       Name:  Randel G. Owen
                                       Title:    Chief Financial Officer